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                            June 30, 2021

       Aaron I. Davis
       Chief Executive Officer
       BCTG Acquisition Corp.
       12860 El Camino Real, Suite 300
       San Diego, CA 92130

                                                        Re: BCTG Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 17, 2021
                                                            File No. 333-255354

       Dear Mr. Davis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Parties to the Business Combination
       Tango, page 16

   1. We note your response to prior comment 5 and your statement that in vitro and in vivo preclinical data
for USP1 "demonstrated potent anti-tumor activity and suggests this molecule will have the
potential to be effective as a single agent in PARP-naive and
                                                        PARP-resistant cancers
with a BRCA1 mutation." Please revise this disclosure and similar statements that imply
that your product candidates are effective or are likely to be approved. You may
present objective data resulting from your preclinical testing without concluding efficacy.
 Aaron I. Davis
BCTG Acquisition Corp.
June 30, 2021
Page 2
Proposal 1 - The Business Combination Proposal
Background of the Business Combination, page 114

2. We note your revisions in response to comment 12 and re-issue in part. Please identify the members of BCTG management who met with the independent subcommittee on
      February 18 and February 22.
Information About Tango, page 194

3. We note your revisions to the pipeline table in response to our prior comment 19 and re-
      issue in part. Please separate the Phase I and Phase II columns in the pipeline tables on pages 17 and 196 or tell us the basis for your belief that you will be able to conduct Phase
      I/II trials for all your product candidates. In addition, please explain what is involved in
      "lead-optimization" and why you believe this is a separate and distinct development phase, as opposed to part of discovery and/or IND-enabling studies, or revise.
Comparison of Corporate Governance and Stockholder Rights
Choice of Forum, page 277

4. We note your revisions in response to prior comment 9. Please also revise the "Exclusive forum for certain lawsuits" section on page 270 to refer to BCTG's current charter and the
      "Choice of Forum" section on page 277 to describe the forum selection provision in the
      Proposed Bylaws.
        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christine Westbrook at 202-551-
5019 with any other questions.



                                                            Sincerely,
FirstName LastNameAaron I. Davis
                                                            Division of
Corporation Finance
Comapany NameBCTG Acquisition Corp.
                                                            Office of Life
Sciences
June 30, 2021 Page 2
cc:       Giovanni Caruso - Loeb & Loeb LLP
FirstName LastName